AECOM 555 S. Flower Street Suite 3700 Los Angeles, CA 90071 www.aecom.com	213.593.8000 tel 213.593.8730 fax

February 6, 2012

VIA EDGAR

Terrence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

1 Station Place, N.E., Stop 7010

Washington, D.C. 20549

Re:	AECOM Technology Corporation
Form 10-K for the Fiscal Year Ended September 30, 2011
Filed November 21, 2011
File No. 000-52423

Dear Mr. O’Brien:

This letter is in response to the comment letter, dated January 23, 2012, of the Staff of the Division of Corporation Finance (the “Staff”) regarding the above-referenced filing for AECOM Technology Corporation (“AECOM” or the “Company”).  To assist your review, we have retyped the text of the Staff’s comments in italics below.

Form 10-K for the Fiscal Year Ended September 30, 2011

Report of Independent Registered Public Accounting Firm, page 60

1.                                    We note that you present a Schedule II related to your allowance for doubtful accounts; however you report from your independent auditor does not provide an opinion for such schedule. Please amend your filing accordingly. Refer to the Instructions for Rule 5-04 of Regulation S-X for guidance.

RESPONSE

The Company will amend its filing to include an opinion for Schedule II related to allowance for doubtful accounts from the Company’s independent auditor, Ernst & Young LLP.  After consultation with Ernst & Young, the opinion will be included within the Consent of Independent Registered Public Accounting Firm in Item 15 (the “Consent”) and will state that Ernst & Young’s audit included the financial statement schedules of the Company listed in Item 15(a).  Both Ernst & Young and the Company believe that the inclusion of the opinion within the Consent is consistent with precedent and that providing the opinion in an amended Item 15 exhibit provides clear disclosure to investors.  The Company is prepared to amend such filing no later than five business days after confirmation from the Staff.

Securities and Exchange Commission February 6, 2012

ACKNOWLEDGMENT

As requested by the Staff, the Company acknowledges that:

•   The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (212) 973-3045 with any questions or comments you may have regarding this letter.

Very truly yours,

/s/ Nancy J. Laben
Nancy J. Laben
Senior Vice President and General Counsel

cc:	John M. Dionisio, Chairman and Chief Executive Officer, AECOM Technology Corporation
Stephen M. Kadenacy, Executive Vice President, Chief Financial Officer, AECOM Technology Corporation